August 3, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company
(File Nos. 333-_________ and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 366 under the Investment Company Act of 1940, as amended.

The Prospectuses contained in the Initial Registration Statement (the “Prospectuses”) are substantially identical to the prospectuses contained in the amendment to the registration statement on Form N-4 filed on April 24, 2012 (File No. 333-178774) as updated by the supplements contained in Post-Effective Amendment No. 2 filed on June 28, 2012 (the "Prior Filing"), except the Prospectuses describe only currently offered features, and reflect changes for September 10, 2012 as described below.  The Prior Filing has been the subject of review and comment by the Commission Staff.  Pursuant to comments made by the Commission Staff, the Prospectuses are now being filed in a new N-4 registration statement.

The Prospectuses include changes to the mortality and expense risk charge. (See pages 5 and 30 for the Perspective II Prospectus, and pages 6 and 33 for the Perspective II, Perspective L Series, Perspective Advisors II, Perspective Rewards Prospectus (“Combination Prospectus”)).

The Prospectuses also include a new optional Guaranteed Annual Withdrawal Amount (GAWA) percentage table and revised base GAWA percentages for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits. Please note, adding the optional percentage table and revising the base GAWA percentages are contemplated changes under the disclosure contained in the supplements filed in Post-Effective Amendment No. 2 on June 28, 2012, which provides for the implementation of such changes from time to time by Rule 497 prospectus supplement. In addition, these changes were included in several Post-Effective Amendments filed on January 20, 2012 (File Nos. 333-70472; 333-172874; 333-155675; and 333-132128), and were the subject of review by the Commission Staff.

You will note that in the optional and revised base GAWA percentage tables in the Prospectuses on pages 80, 92, 105, and 116 for the Perspective II Prospectus, and pages 88, 100, 113, and 124 for the Combination Prospectus, the GAWA percentages are not shown. In place of the percentages, brackets have been inserted consistent with prior consent of the Commission Staff to permit Registrant to limit dissemination of this market sensitive product information. We will file a pre-effective amendment to the Registration Statement to respond to Commission Staff comments and include the percentages at that time.  The percentages expected to be included in the pre-effective amendment are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

Based on the foregoing, Registrant is requesting selective review, whereby review will be limited to the change to the mortality and expense risk charge. Registrant especially appreciates the attention of the Commission Staff in light of Registrant’s need to meet print and distribution deadlines. Upon effectiveness of the Initial Registration Statement, Registrant will discontinue new contract offerings under File No. 333-178774 and future offerings will be made pursuant to the Initial Registration Statement.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Prospectuses and copies marked to show changes from the Prior Filing except deletions related to benefits and options that are no longer offered.  The page references cited above are to the marked copy.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President

cc:           Mark Cowan
Joan E. Boros